SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2006

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

The US Department of Justice Antitrust Division agrees not to bring criminal charges against UPM

(UPM, Helsinki, February 20, 2006) - The US Department of Justice Antitrust Division has informed UPM that it will not bring criminal charges against the company with respect to the criminal investigation of anti-trust and related offences in the US labelstock industry.

In addition, the US Department of Justice Antitrust Division has granted UPM a conditional full immunity and will not bring any criminal prosecution against UPM in connection with possible price fixing activity in the magazine paper industry.

Both agreements are subject to UPM’s full and continuing cooperation with the US Department of Justice Antitrust Division’s investigations and protect the company and UPM’s current and former employees except the company’s former President and CEO, Mr Juha Niemelä.

In August 2003, UPM received a grand jury subpoena in connection with the US Department of Justice Antitrust Division’s investigation into the US labelstock industry. On 15 January, 2004 UPM decided to approach the competition authorities in the European Union, the United States and Canada, and subsequently in other countries. The EU authorities and the authorities in several of its member states, Canada and certain other countries have informed UPM earlier that it has received conditional full immunity with respect to certain conduct disclosed to the authorities.

For further information, please contact:

Mr. Juha Mäkelä, General Counsel, UPM, tel. +358 2041 50407

UPM, Corporate Communications, Media Desk tel. +358 (0)40 588 3284, communications@upm-kymmene.com
P.O.Box 380, FI-00101 Helsinki, fax +358 (0)204 15 0308

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2006	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations